BIOPACK ENVIRONMENTAL SOLUTIONS INC.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong
Tel: 852.35865.1383

October 14, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:    John Reynolds, Assistant Director

Dear Mr. Reynolds:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Form PREM 14A
Filed August 5, 2010
File No. 000-29981

              We write in response to your letter dated September 1, 2010 with respect to the above-noted filing of the Company. We provide below our responses to your comments. We have also provided a blacklined copy of the Preliminary Schedule 14A showing the changes from our previous filing. For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Letter to shareholders

1.	Please revise to clarify that the proposed transaction would result in the sale of substantially all your assets or “all [y]our operating assets.”

Response:    The Company has revised the notice of meeting section and page 2 of the preliminary proxy statement on Schedule 14A (the “Schedule 14A”) to reflect your comment.

Summary, page 1

2.

We note Biopack Environmental Limited’s loans to Roots Biopack, Ltd. and Roots Biopack (Intellectual Property) Limited. Please revise to summarize the nature of these loans, including any intra-company accounts related to them.

Response:    The Company has revised page 2 of the Schedule 14A to reflect your comment.

3.

We note “Effects of Transaction” and cross references to page eight. However, we are unable to locate such discussion on page eight. We also note disclosure on page ten that RBL and RBIPL own all of the company’s operating assets. Please summarize what operations, assets, obligations and employees will remain after the sale and discuss the implications of the sale to shareholders. It is unclear what assets, employees and so forth will remain with the registrant. Please revise accordingly.

Response: The Company has corrected the cross referenced page to page 11 of Schedule 14A and revised page 11 of the Schedule 14A to reflect your comment.

4.

In this regard, we note the statements on page three and elsewhere that you will “focus on promoting and selling” and that you will “continue to promote and sell.” It is unclear to what extent you currently have revenue generating operations related to these activities. If you do have such current operations, it is unclear why you state on page one that the subsidiaries to be sold own “all” of your operating assets. It does not appear that the form of Distribution Agreement covers the transfer of employees involved in sales, marketing or distribution to you from the operating entities to be sold. Also, your revised disclosure should distinguish between distribution operations and sales and marketing to the extent they require materially different types and amounts of operating assets.

Response: The Company has revised pages 2 and 11 of the Schedule 14A to reflect your comment.

Who pays for the cost of proxy preparation and solicitation, page 5

5.

We note that solicitations may be made by mail, facsimile and other means of communication. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in email correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms its understanding of Rule 14a-6(b) and (c).

Security Ownership of Certain Beneficial Owners and Management, page 6

6.	Please revise to disclose the natural persons with voting and dispositive powers of the shares attributed to Begonia Participation Corp. and Ladix Properties Inc.

Response: The Company has revised page 8 of the Schedule 14A to reflect your comment.

7.	We note that Begonia controls a majority of the votes. With a view to disclosure, advise us if the necessary votes to approve the transaction are assured.

Response: The necessary votes to approve the transaction are not assured. The Company has revised pages 2, 4 and 15 of the Schedule 14A to reflect your comment.

Sale of Our Subsidiaries, page 7

Business of Well Talent Technology Limited, page 9

8.

We note your description of Well Talent Technology Limited’s business. To the extent material, revise to further describe Well Talent’s business and relation to you, including any business history in operations similar to yours.

Response: The Company has revised page 10 of the Schedule 14A to reflect your comment.

Past Contracts, Transactions or Negotiations with Well Talent Technology Limited, page 9

9.

Please revise your background section to address contacts between the parties, including when contact was first made, when subsequent, significant contacts took place, what individuals were involved, and what material terms were discussed. For example, it is unclear why a potential agreement was cancelled and later reopened. Also, it is unclear what role the ongoing relationship between you and the purchaser, as referenced on page 12, played in the background and negotiations. Please remove the statements “[e]xcept as disclosed elsewhere” and provide the relevant disclosure in this section.

Response: The Company has revised page 10 of the Schedule 14A to reflect your comment.

10.	Disclose in this section if the board of directors approved the transaction.

Response: The Company has revised page 10 of the Schedule 14A to reflect your comment.

11.

We note the $2 million gain on sale of subsidiaries referenced on page five of your financial statements. Please revise to summarize the sale and address whether and how it played a role in the background of the currently proposed sale.

Response: The Company added the footnote 14 to the annual financial statements of the Company for the years ended December 31, 2009 and 2008 as follows:

“On September 18 2009, the Company has disposed Roots Biopack Group Ltd., a wholly owned subsidiary, incorporated in British Virgin Island, by liquidation. Roots Biopack Group Ltd. has been dormant since January 1, 2009. Roots Biopack Group Ltd. has an accumulated loss of $929,617 as at the liquidation date. Upon the completion of the liquidation, the Company write back gain of $2,083,487 as a result of the liquidation.”

This liquidation did not play a role in the background of the currently proposed sale.

Our Business to be Conducted After the Sale, page 10

The Distribution Agreement, page 10

12.	We note that the Vendor will be responsible for registration of the products, as disclosed here and in Article 3 of the Distribution Agreement. Please revise to clarify the meaning of “registration.”

Response: The Company has revised page 11 of the Schedule 14A to reflect your comment.

13.

We note that pricing will be agreed upon “as soon as practicable” after execution of the Distribution Agreement. Disclose if the pricing or execution of the agreement will occur before closing of the proposed sale. Also, we note that the form of Distribution Agreement is signed. Please advise.

Response: The Company has revised page 11 of the Schedule 14A to reflect your comment. The Form of Distribution and Sales Agreement is unsigned. Page 65 of Schedule “A” of the Schedule 14A is the signature page for the Form of Distribution and Sales Agreement and is unsigned. Page 66 of Schedule “A” of the Schedule 14A is the signature page for the Share Purchase Agreement and is signed.

14.

Advise us if the company is authorized to conduct any business outside the Distribution Agreement. If the company is not authorized to conduct business outside the Distribution Agreement, please also revise your last risk factor on page 14 to make clear that the company will be exclusively dependent on the Purchaser for its business going forward.

Response: The Company is authorized to conduct any business outside the Distribution Agreement.

The Sale, page 11

15.

We note that part of the consideration for the sale is the Purchaser’s agreement to “set off two outstanding loans of HK$2,000,000 made on April 22, 2010 and June 3, 2010 for a total of HK$4,000,000…owed by the Vendor to the Purchaser,…” Please revise to clearly explain what you mean by the term “set off” loans.

Response: The Company has replaced the term “set-off” with the term “cancel” in the Schedule 14A to reflect your comment.

16.	Please provide the information required by Item 1004(a)(2)(v)-(vii) of Regulation M-A. See also Schedule 14A, Item 14(b)(4) or advise.

Response: With respect to Item 1004(a)(2)(v), the transaction does not result in any material differences in the rights of the Company’s security holders. The transaction is a share purchase agreement whereby the Company will sell its subsidiaries in exchange for cash and the cancellation of certain loans. The rights of the stockholders of the Company will be unaffected by this transaction.

With respect to Item 1004(a)(2)(vi), the Company has revised page 12 of the Schedule 14A to include a brief statement as to the accounting treatment.

With respect to Item 1004(a)(2)(vii), there are no material U.S. federal income tax consequences because the proposed sale is being done at the subsidiary level, where there will be a substantial loss.

Consideration, page 12

17.	Please expand your disclosure to describe in more detail the company’s “liquidity concerns” which formed the primary basis for parties’ sale negotiations.

Response: The Company has revised page 14 of the Schedule 14A to reflect your comment.

Reasons for the Sale, page 13

18.	Please identify or clarify the “key employees signing employment agreements.”

Response: The Company has revised page 14 of the Schedule 14A to reflect your comment.

19.

With respect to alternatives to the proposed transaction that you considered, we note the going concern opinion provided by your auditors. Please briefly discuss the conditions that have given rise to the going concern matter and management’s alternative plans to address the going concern matter.

Response: The Company has revised page 15 of the Schedule 14A to reflect your comment.

Risk Factors Related to the Sale, page 14

20.

We note that your last risk factor states that the term for the Distribution Agreement is 12 months. However, Article 10 of the Distribution Agreement, attached to your proxy statement as Schedule 11 to Schedule A states that the agreement will continue for a period of 24 months. Please also see pages 2 and 10 of your proxy statement and Article I of the Distribution Agreement and revise accordingly.

Response: The Form of Distribution Agreement attached as Schedule 11 to the Share Purchase Agreement has not been finalized. The reference to 24 months in Article 10 is an error and the Company anticipates it will be corrected in the finalized version of the Distribution Agreement.

Financial Statements page 15

21.	Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Response: The Company acknowledges Rule 8-08 of Regulation S-X and has updated its financial statements accordingly.

22.	Please identify the financial statements of Roots Biopark Limited, Roots Biopack (Intellectual Property) Limited, and Jiangmen Roots Biopack Limited as unaudited.

Response: The Company has revised the financial statements of Roots Biopark Limited, Roots Biopack (Intellectual Property) Limited, and Jiangmen Roots Biopack Limited to reflect your comment.

23.	We note on September 18, 2009, you dissolved Roots Biopack Group. Please clarify the relationship between Roots Biopack Group and the subsidiaries you intend to sell as described in this filing.

Response: There was no relationship between Roots Biopack Group and the subsidiaries to be sold other than the fact that the Company wholly-owned Roots Biopack Group and the Company’s wholly-owned subsidiary, Biopack Environmental Limited, wholly-owns the subsidiaries to be sold.

The Company also added the footnote 14 to the annual financial statements of the Company for the years ended December 31, 2009 and 2008 as described in Comment #11.

Consolidated Pro-forma Financial Statements, page 16

24.

Please revise the presentation of your pro forma financial statements to be consistent with the requirements of Article 11 of Regulation S-X. Please present your revised pro forma financial statements in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. Pro forma adjustments should be referenced to footnotes which clearly explain any assumptions involved in their calculation. In addition, your financial information should be preceded by an introductory paragraph that briefly describes the transaction, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows.

Response: The Company has revised the pro forma financial statements to reflect your comment.

25. Please include a pro forma balance sheet as of June 30, 2010.

Response: The Company has included a pro forma balance sheet as of June 30, 2010.

26.

We note on page 1 of the Summary that the subsidiaries being sold, RBL and RBIPL, own all of your operating assets. Considering the subsidiaries being sold account for all of your operating assets, please explain to us why your pro forma statement of operations reflects revenues, cost of sales, and other operating activities.

Response: The Company has revised the disclosure in the Schedule 14A to reflect that RBL and RBIPL own all the Company’s operating assets relating to the production of our products in China. The Company will retain its assets relating to the distribution of the products along with the sales and marketing team. The revenue is the Company’s sales of the products and the costs are the purchasing of the products from RBL.

Interest of Certain Persons in Matters to be Acted Upon, page 26

27.

We note that Mr. Lau is the only executive, director listed mentioned as having a substantial interest in the matter to be voted upon. We also note that Note 13 of each set of financial statements lists a current director and officer of the company and a former director of the company as having advanced unsecured loans to the company. With a view to disclosure, advise us if any other director or officer will benefit from the stated consideration of the underlying transaction.

Response: The Company has revised page 18 to state that the Company intends to repay Sean Webster with the cash proceeds from the sale of the subsidiaries. Other than the release of Mr. Lau’s personal guarantee of the loans and the repayment of Mr. Webster’s advances to the Company, no director or officer will benefit from the stated consideration of the underlying transaction.

28.	In this regard, disclose the extent to which any of the officers or directors has a direct or indirect interest in the form of Distribution Agreement.

Response: Other than the fact that the entry into the distribution agreement is very important for the Company’s business operations on a going-forward basis, no director or officer has a director or indirect interest in the distribution agreement.

“Householding” of Proxy Materials, page 26

29.

Please provide disclosure pursuant to Schedule 14A, Item 23. In this regard, we note that you have not provided a phone number and mailing address for shareholders to direct notification of a shareholder’s wishes to receive a separate copy of the proxy statement.

Response: The Company has revised pages 18 and 19 of the Schedule 14A to reflect your comment.

Stockholder Proposals, page 26

30.

Please revise to clarify “a reasonable time before we begin to print and send” proxy materials. It is unclear where and when you would disclose the deadline for submitting shareholder proposals. Please advise us on what basis you do not hold annual meetings.

Response: The Company has revised page 19 of the Schedule 14A to reflect your comment.

In response to this comment the Company understands that there is no requirement under the Nevada Revised Statutes (“NRS”) that the Company must hold an annual meeting. NRS 78.330 provides as follows with respect to director election:

…If for any reason directors are not elected pursuant to NRS 78.320 or at the annual meeting of the stockholders, they may be elected at any special meeting of the stockholders which is called and held for that purpose. Unless otherwise provided in the articles of incorporation or bylaws, each director holds office after the expiration of his or her term until a successor is elected and qualified, or until the director resigns or is removed.

Pursuant to NRS 78.335, “all vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless it is otherwise provided in the articles of incorporation.” There is no requirement in the Company’s articles of incorporation to hold an annual meeting. Article II, Section 2 of the Company’s bylaws provides that the Company shall hold annual meeting on the 31st day of March each year, subject to an allowance for weekends and holidays. The Company anticipates holding its annual meeting on March 31, 2011.

Furthermore, NRS 78.340 provides that “[i]f the directors shall not be elected on the day designated for the purpose, the corporation shall not for that reason be dissolved; but every director shall continue to hold office and discharge the duties of a director until a successor has been elected.”

Proxy Card

31.	Please include the adjournment proposal, or advise.

Response: The Company has revised the proxy card to reflect your comment.

32.	Please revise the statement that “[i]f no such directions are made, this proxy will be voted for every item listed above,” or advise.

Response: The Company has revised the statement.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page 4

33.

We note your $2.1 million gain on the disposal of subsidiaries in 2009. Please add disclosure within both your footnotes and MD&A describing the entities sold, the purchaser, the date and terms of the transfer, and how the gain was determined.

Response: The Company has added the requested disclosure and filed an amendment to Form 10-K.

  The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/ Sean Webster
Sean Webster
Chief Financial Officer